April 23, 2025

Scott Epperson
Director & Chief Executive Officer
GS Mortgage Securities Corp. II
200 West Street, New York
New York, New York 10282

       Re: GS Mortgage Securities Corp. II
           Registration Statement on Form SF-3
           SF-3 filed March 27, 2025
           File No. 333-286173
Dear Scott Epperson:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
Summary of Terms
Shortfalls in Available Funds , page 43

1. We note your disclosure of various types of shortfalls in available funds which will reduce distribution to the classes or certificates or trust components with the lowest payment priorities. This includes shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement. Please revise to clarify that such shortfalls will not include any expenses or cost incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.
Transaction Parties
The Asset Representations Reviewer, page 228
 April 23, 2025
Page 2

2.     We note your cross-reference to the section titled    Certain
Affiliations, Relationships
       and Related Transactions Involving Transaction Parties    (on page 398)
for a
       description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of Regulation AB.
Asset Review, page 350

3.     The form of prospectus defines an    Asset Review Quorum    to mean,
in connection
       with any solicitation of votes to authorize an Asset Review as described above, the holders of certificates evidencing at least 5% of the aggregate Voting
Rights.    Please
       revise your disclosure regarding the 5% threshold of investors required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of
       Release No. 33-9638 (the    Regulation AB II Adopting Release   )
(stating that the
       maximum percentage of investors' interest in the pool required to initiate the vote may
       not be greater than 5% of the total investors    interest in the pool
(i.e., interests that are
       not held by affiliates of the sponsor or servicer)).
Mediation and Arbitration Provisions, page 371

4. We note your disclosure that any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses. Please tell us how this disclosure complies with General
       Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.
Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding, page 377

5. We note your disclosure about the limitation on rights of certificateholders [and RR interest Owner] to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders
       [and RR interest Owner] have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Part II- Information Not required in Prospectus
Item 14. Exhibit, page II-2

6. Exhibit 36.1 Depositor Certification for shelf offerings of asset-backed securities, contains a footnote stating that this exhibit has been filed as an exhibit to the
       Depositor   s Registration Statement (No. 333-261764) on Form S-3 and
incorporated
       herein by reference. However, this file number is associated with an SF-3 that was filed on December 20, 2021 and an SF-3/A filed on March 24, 2022. Please revise to
 April 23, 2025
Page 3

       clarify which form you are referring to and include an active hyperlink.
7.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
General

8. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
9.     We note your bracketed disclosure on page 108 addressing the [Risks
Relating to
       Delaware Statutory Trust, however we could not locate this in your table of contents.
       Please include all headings in your table of contents.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Kayla Roberts at 202-551-3490 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance
cc:   Greg Prindle